UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP

(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE™ PROVIDES SHAREHOLDERS UPDATE

Vancouver, British Columbia – October 28, 2015 – BIT-X FINANCIAL CORP (OTCQB: BITXF) and its 100% owned Digital Currency/Asset Exchange, DIGATRADE (https://digatrade.com/) today announced that it has enabled instant US Dollars (USD) deposits via 3D Secure Visa & Mastercard. Along with additional currencies including GBP, EUR and CAN, Digatrade has now become a global platform offering its customers instant card-based transactions worldwide.

The proprietary DIGATRADE trading platform offers a unique single order-book that instantly blends and processes all major supported currencies and order matching in real-time. ‘We are very pleased to launch global payments and transactions stated Brad Moynes, CEO of DIGATRADE, “Our platform and our technology partners are gaining recognition as industry leaders.

Chief Operating Officer of ANX International, Dave Chapman stated: “Enabling instant payment mechanisms such as USD deposits via credit cards is not only a competitive advantage for DIGATRADE but furthermore it eliminates the delays and complexities traditionally associated for customers wanting to purchase bitcoins via an online exchange venue.

The company recently upgraded its proprietary digital currency exchange platform powered by ANX Technologies to version TLS 1.1/1.2 with payments provider Vogogo Inc. Further update includes the (https://coinmkt.com) platform migration has been initiated and progressing well as customers continue to transfer their assets and start trading with Digatrade. For all customers that require assistance please send email to Customer Service at (support@digatrade.com). Get updates; follow Digatrade on twitter at (https://twitter.com/DigaTrade).

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: October 28, 2015	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO